Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 8, 2010

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Closing Indicative Value of the iPath® S&P 500 VIX Short-Term Futures™ Exchange Traded Notes Is Below $25;

No Reverse Split Planned Currently, But May Be Considered in the Future

New York, NY (March 8, 2010) – Barclays Bank PLC notes that the closing indicative value of the iPath® S&P 500 VIX Short-Term FuturesTM Exchange Traded Notes (NYSE Arca ticker symbol: “VXX”) (the “Notes”) fell below $25.00 on March 5, 2010. As described in the pricing supplement relating to the Notes, if the closing indicative value of the Notes is below $25.00 on any business day, Barclays Bank PLC has the right (but not the obligation) to initiate a 1 for 4 reverse split of the Notes. Barclays Bank PLC announced today that it is not currently planning to initiate a reverse split of the Notes. However, Barclays Bank PLC may decide in the future to initiate a 1 for 4 reverse split of the Notes if the closing indicative value of the Notes remains below $25.00 or falls below $25.00 on any subsequent business day. If Barclays Bank PLC decides to initiate a reverse split in the future, it will announce its decision in a press release.

For more information regarding the reverse split process, see the pricing supplement relating to the Notes under the heading “Valuation of the ETNs—Split or Reverse Split” and the Frequently Asked Questions document “iPath® ETNs Splits and Reverse Splits.” The pricing supplement relating to the Notes can be found on EDGAR, the SEC website at: www.sec.gov; the pricing supplement and the Frequently Asked Questions document are also available on the product website at www.iPathETN.com.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNs

For further information about the iPath ETNs go to: http://www.iPathETN.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. The iPath ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of S&P and have been licensed for use by Barclays. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Notes are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes or in the ability of either index to track market performance.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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